                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. ____)



                                NAM Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  62872L 10 8
------------------------------------------------------------------------------
                                (CUSIP Number)

                            Robert S. Matlin, Esq.
                          Camhy Karlinsky & Stein LLP
                           1740 Broadway, 16th Floor
                           New York, New York 10019
                                (212) 977-6600
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              September 18, 1998
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 5 Pages)

                                 SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  62872L 10 8                                        Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Roy Israel

           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,020,800 shares (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,020,800 shares (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   -0-
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,800 (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
          (See Item 5)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  62872L 10 8                                        Page 3 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Carla Israel

           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   61,903 (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   61,903 (See Item 5)
               |_____|_________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          61,903 (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                            -------------------
                                                             Page 4 of 5 Pages
                                                            -------------------
Item 1.  Security and Issuer

         This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of NAM Corporation (the "Company"). The Company's principal executive offices are located at 1010 Northern Boulevard, Suite 336, Great Neck, New York 11021.

Item 2.  Identity and Background

         This report is being filed by Roy Israel and Carla Israel. The business address for both individuals is 1010 Northern Boulevard, Suite 336, Great Neck, New York 11201. Mr. Israel is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company. Mrs. Israel is the Secretary of the Company. Mr. & Mrs. Israel are spouses.

         During the last five years, neither Mr. Israel nor Mrs. Israel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. and Mrs. Israel are both citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The source and the amount of funds or other consideration used by Mr. Israel to acquire 1,020,800 shares of Common Stock were personal funds. Mr. Israel has the option, granted to him under the Company's Amended and Restated 1996 Stock Option Plan (the "Plan"), to purchase 60,000 shares of Common Stock at exercise prices ranging from $1.79 to $2.25 per share. 30,000 of such options vested on September 18, 1998.

         The 61,903 shares of Common Stock owned by Mrs. Israel were granted to Mrs. Israel by the Company for services rendered.

Item 4.  Purpose of Transaction

         (i) Mr. Israel was granted options to purchase 60,000 shares of Common Stock under the Plan on September 18, 1997. On September 18, 1998, 30,000 of such options vested, causing a change in the beneficial ownership of Mr. Israel.

         (ii) Mrs. Israel has executed an agreement by which she has agreed to vote her 61,903 shares of Common Stock in the same manner as Mr. Israel votes his shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

         A. (i) Mr. Israel has beneficial ownership of 1,050,800 shares of Common Stock, or 31.2% of the outstanding Common Stock, of which 1,020,800 shares are owned directly by Mr. Israel and 30,000 shares are owned pursuant to options to purchase Common Stock which are exercisable within 60 days. In addition, Mr. Israel is an indirect beneficial owner of 61,903 shares owned by Mrs. Israel and 114,436 shares owned by the Roy Israel Irrevocable Trust. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 1,227,139 shares or 36.5% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel and the Roy Israel Irrevocable Trust.

                  (ii) Mr. Israel has the sole right to vote 1,020,800 shares of Common Stock.

                                                            -------------------
                                                             Page 5 of 5 Pages
                                                            -------------------
                  (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days.

                  (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

                  (v) Not applicable.

         B. (i) Mrs. Israel has beneficial ownership of 61,903 shares of Common Stock or 1.9% of the outstanding Common Stock. In addition Mrs. Israel is an indirect beneficial owner of 1,050,800 shares of Common Stock owned by Mr. Israel (inclusive of options to purchase 30,000 shares of Common Stock which vested on September 18, 1998). Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

                  (ii) Mrs. Israel has the sole right to vote 61,903 shares of Common Stock.

                  (iii) Mrs. Israel has not effected any transactions in the Securities reported on during the past 60 days.

                  (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of, the shares of Common Stock.

                  (v) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Israel and any other person or between Mrs. Israel and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A - Letter Agreement of Carla Israel


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 28, 1998                                  /s/ ROY ISRAEL
                                                    -----------------------
                                                    Roy Israel

September 28, 1998                                  /s/ CARLA ISRAEL
                                                    -----------------------
                                                    Carla Israel

Exhibit A
                                 CARLA ISRAEL
                              c\o NAM Corporation
                        1010 Northern Blvd., Suite 336
                          Great Neck, New York 11021


                                   September 19, 1998

Roy Israel
c\o NAM Corporation
1010 Northern Blvd., Suite 336
Great Neck, New York 11021

         Re: Voting Intentions
             -----------------

Dear Roy:

         I am the registered owner of 61,903 shares of Common Stock of NAM Corporation. As of the date hereof, I intend to vote such shares in the same manner as you vote the shares of Common Stock of NAM Corporation registered in your name.

                                            Very truly yours,

                                            /s/ Carla Israel
                                            Carla Israel